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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-85429



                                   SUPPLEMENT
                                       to
                        Prospectus dated August 14, 2001

                            SFBC International, Inc.


     This Supplement updates the information contained in the prospectus dated August 14, 2001.


                 The date of this Supplement is August 20, 2001
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     On August 20, 2001, we acquired KeyStone Analytical Laboratories, Inc., located in North Wales, Pennsylvania, which provides complete bioanalytical laboratory services for the testing and analysis of pharmaceutical products. We will operate this laboratory through our wholly-owned subsidiary, SFBC Analytical Laboratories, Inc. The purchase price was approximately $5,931,000 (not including investment banking, legal and accounting fees), consisting of $2,906,190 in cash and 178,035 shares of our common stock. We expect to file a registration statement within a week to register for public sale 71,646 of the shares issued.

     In conjunction with this acquisition, we entered into a five-year employment agreement with Dr. Allan Xu, the president and 38.1% stockholder of KeyStone Analytical Laboratories. The agreement provides Dr. Xu with the following benefits:

     .  An annual base salary of $170,000;

     . A loan of $1,000,000 repayable in equal installments of $200,000 plus interest on each August 20 commencing in 2002, which is secured by a percentage of the common stock issued to Dr. Xu in connection with the acquisition. Further, as long as Dr. Xu remains employed by us on each applicable installment date over the five-year term, we will forgive the corresponding installment due. In doing so, we will incur a compensation expense and Dr. Xu will recognize income for the amount of our expense;

     . A special bonus equal to 50% of the collected accounts receivable of KeyStone Analytical Laboratories as of June 30, 2001 (estimated to be approximately $901,000), less any undisclosed liabilities;

     .  Annual discretionary bonuses; and

     .  A car allowance of $650 per month.